UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 09, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
News Release -
AngloGold Ashanti Costs, Production Beat Guidance;
Cuts Net Debt 25%

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
9 November 2015
NEWS RELEASE
AngloGold Ashanti Costs, Production Beat Guidance; Cuts Net Debt 25%
(News Release – Johannesburg) -- AngloGold Ashanti delivered another solid operating and financial performance for the third quarter, with production and costs both better than guidance, a marked reduction in debt levels, and strong cash flows despite a 12% decrease in the gold price year-on-year.
“These results show relentless cost discipline and continued delivery on our strategic commitments,”
Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. “We’ve used self-
help steps to significantly lower debt and interest, which will improve our cash-flow generation capacity.”
AngloGold Ashanti has responded decisively to a sharp drop in gold prices in recent years, slashing overhead expenditure by two thirds, introducing two new, low-cost mines, cutting debt significantly to help withstand market volatility and, most recently, by selling its Cripple Creek & Victor (CC&V) mine and deploying the proceeds to
reduce its interest bill by more than a quarter. The Company has also reached conditional agreement to partner with Randgold Resources Limited to redevelop the Obuasi gold mine in Ghana as a mechanised, productive long-life operation.
Production was 974,000oz at a total cash cost of $735/oz in the three months through 30 September
2015, compared with 1.128Moz at $820/oz in the third quarter of last year. The result compared with guidance of 900,000oz to 950,000oz at a total cash cost of $770-$820/oz. The operating performance was assisted by especially strong showings from the company’s mines in South America, the Geita operation in Tanzania, and Tropicana in Australia. The cost improvement was due to the P500 cost-
saving initiative, which continues to show particular benefit across AngloGold Ashanti’s international mines, and also lower oil prices and weaker currencies in South Africa, South America and Australia.
Improved Cost Guidance
Improved efficiencies reported in previous quarters have allowed AngloGold Ashanti to improve its cost guidance for the year, with the forecast for all-in sustaining costs lowered to $950/oz to $980/oz, from $1,000/oz to $1,050/oz previously. Capital expenditure for the year is now expected to be about
$900m, from a range of $900m to $1bn previously forecast. The anticipated production range has been tightened, and is now 3.8Moz to 4.0Moz, from 3.8Moz to 4.1Moz previously.*
AngloGold Ashanti’s international operations continued to deliver cost reductions during the quarter, with all-in sustaining costs 14% lower year-on-year at $826/oz. This performance helped offset lower output and higher costs from South Africa, which continued to face safety-related stoppages, and lower production from the Obuasi mine, which moved to limited operations mode at the end of last year.

The Company reported an adjusted headline loss of $52m, or 13 US cents per share, in the three months to 30 September 2015, compared with adjusted headline earnings (AHE) of $2m in the third quarter of last year. AHE was $18m, or 4 cents per share, after normalising for deferred taxation translation, indirect tax and environmental rehabilitation and other provisions, and inventory movements and write-offs.
Reduced Debt
The overall levels of borrowing have also been reduced by a quarter, in line with the company’s strategy. At 30 September, net debt was $2.319bn compared to $3.076bn at 30 June. This was due to the successful repurchase of $779m of the 8.5% high yield bonds, which mature in 2020 and originally had a principal amount outstanding of $1.25bn. This tender for the company’s highest-cost debt, using cash from the sale of CC&V, will lower the overall interest burden by about $66m a year.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $291m, compared with $383m in the third quarter of 2014, mainly due to the 12% decline in the realised gold price. Net debt to adjusted EBITDA was 1.56 times at the end of the quarter, well below the banking covenant limit of 3.5 times, and close to the company’s targeted level of 1.5 times through the cycle.
Safety
Regrettably, five operating fatalities were recorded during the quarter in the South Africa region. Falls-
of-ground remain the cause of most of these incidents, with seismicity an ongoing challenge. The
Company continues to focus on improving compliance to procedures in order to prevent these incidents, and also to employ technical measures, such as netting and bolting in stopes and development areas to reduce falls of ground. Despite these safety challenges, which are receiving the highest priority, the All Injury Frequency Rate - the broadest measure of progress - was 6.48 per million hours worked for the quarter, a 17% improvement from the same quarter last year.
Outlook
Gold production for the fourth quarter of 2015 is estimated to be between 900kozs to 950kozs, which will result in annual production of between 3.8Mozs to 4.0Mozs. Total cash costs for the fourth quarter are estimated at $720/oz to $770/oz.
Given improved cost performance to date and updated capital expenditure profiles, we are updating our annual guidance as follows:
·
Total cash costs: $720/oz to $770/oz (previously $770/oz to $820/oz)
·
All-in-sustaining costs: $950/oz to $980/oz (previously $1,000/oz to $1,050/oz)
·
Capital expenditure: approximately $900m (previously $900m to $1,000m)**
Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.
As in prior years, the fourth quarter earnings will be distorted by year-end accounting adjustments such as reassessment of useful lives and carrying value of mining tangible assets, inventory stockpile and investments, reset of environmental rehabilitation provisions, redundancy provisions, direct and indirect and deferred taxation provisions.
*
Assuming average exchange rates of ZAR13.60/$, BRL3.80/$, $0.70/A$ and AP9.70/$. Brent Crude Oil at $48/bl average for the quarter. Outlook data is forward looking information, which is further discussed at the end of this release.
**
Assuming average exchange rates of ZAR12.60/$, BRL 3.32/$, $0.75/A$ and AP9.15/$. Brent Crude Oil at $53/bl average for the year. Outlook data is forward looking information, which is further discussed at the end of this release.
Ends
About AngloGold Ashanti

AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti
is the world’s third-largest gold mining company, measured by production.
AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to
US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from
US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V. As at 31 December 2014 (before the sale of CC&V) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. For the year ended 31 December 2014 incurred interest costs of
US$278 million.
Contacts
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This
information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 09, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance